Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Covidien and Medtronic Shareholders Approve Acquisition. Key Milestones Remaining.

Today, Medtronic and Covidien both announced shareholder approval of the pending acquisition at meetings held in Minneapolis, MN and Dublin, Ireland, respectively. To read the Covidien press release, click here.

The shareholder votes, in addition to various regulatory approvals received over the past few months, were key milestones for the pending acquisition.

What happens next?

The last remaining approval required for the acquisition to move forward is from the Irish High Court, which is anticipated later this month. If approval is granted, next steps include setting a closing date for the transaction and commemorating the creation of Medtronic plc across Covidien and Medtronic sites, globally. Watch for more information on celebratory Day One activities. Additional information regarding the integration will be available in the coming weeks.

Stay Informed

For the most recent communications related to the pending acquisition, visit the Our Company page on the Pulse.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have made available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 26, 2014, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The holder of 1% or more of any relevant securities in Covidien may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules.

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.